For the fiscal period ended (a) 6/30/02
File number (c) 811-2896



SUB-ITEM 77M
Mergers


	On March 20, 2002, Prudential High Yield Fund,
Inc. (The Registrant), acquired all the net assets of Prudential High Yield Total Return Fund, Inc. pursuant to a plan of reorganization approved by Prudential
High Yield Total Return Fund, Inc. shareholders on
March 7, 2002. The reorganization was approved by the Directors of the Registrant on September 19, 2001 but did not require the approval of the Registrants shareholders. The acquisition was accomplished on March 20, 2002, by a exchange of Prudential High Yield
Total Return Fund, Inc. Class A, B, C and Z into Class
A, B, C and Z shares of Prudential High Yield Fund,
Inc.